Exhibit 20.1
                                  Press Releases of the Company Dated
                                  August 2, 1996


FOR MORE INFORMATION
Marcelle Soviero, (609) 514-1600, ext. 235

THYNX(Trademark) (NASDAQ:BEPI) ANNOUNCES FINANCING AGREEMENT WITH
INVESTOR GROUP

PRINCETON, NJ -- August 2, 1996 -- Bureau of Electronic Publishing Inc. (NASDAQ:BEPI) d/b/a Thynx(Trademark), today announced the completion of a $1.8 million financing with an investor group for the sale of units consisting of its common stock and its common stock purchase warrants. Each unit was priced at $50,000 and consisted of 40,000 shares of common stock and warrants to purchase 40,000 shares of common stock at an exercise price of $2.00 per share.

Larry Shiller, CEO and co-founder of Thynx(Trademark) commented: "This infusion of capital facilitates our continued development of award winning educational software titles, and validates our strategy of providing learning tools via CD-ROM and the Internet. We are also actively pursuing both product acquisitions and licensing agreements for other excellent products which fit the education/library, consumer and business formats for which Thynx(Trademark) has widely acknowledged expertise."

Founded in 1988, Thynx(Trademark) is a leading developer and publisher of popular educational software titles that emphasize rich content and interactive learning. Thynx(Trademark) has won over 25 awards for excellence for titles such as Multimedia World History, Everything Weather by the Weather Channel, Monarch Notes, and Great Literature Plus, with four titles that have achieved over $1 million in sales. The Thynx(Trademark) development team has also developed the ThynxWriter(Trademark), a proprietary study guide which enables students to create well-organized term papers. Thynx(Trademark) recently established Amacom New Media, a new company co-funded by Thynx(Trademark) and the American Management Association, which will launch three business-related CD-ROM titles in early 1997. Thynx(Trademark) has entered into cross-merchandising and promotional activities with Apple Computer, American Express, The World Almanac, Day Runner, and Random House Value Publishing among others.


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FOR IMMEDIATE RELEASE
Marcello M. Soviero
(609) 514-1600, ext. 235

THYNX(Trademark) (NASDAQ:BEPI) BOARD OF DIRECTORS CREATES
CEO SEARCH COMMITTEE

PRINCETON, NJ -- August 1, 1996 -- Bureau of Electronic Publishing Inc. (NASDAQ:BEPI) d/b/a Thynx(Trademark), a leading developer and publisher of award-winning CD-ROMs for the education and reference markets, has created a CEO Search Committee reporting to the Board of Directors.

Larry Shiller, co-founder of Thynx(Trademark), will step down as President and CEO of the Company as soon as his replacement has been named. He will continue as an officer of the Company under his current employment agreement and in his role as Chairman of the Board of Directors. Effective immediately, the Company has created a transitional Office of the President which will report to the Board of Directors and will be responsible for day-to-day management of the Company. The Office of the President will consist of Larry Shiller, Elliott Eisenberg, COO; and Bryan Finkel, a member of the Board of Directors.

Commented Shiller, "We've had a very disappointing first quarter, and the second quarter results which are expected to be released in August will reflect the continuation of losses in the second quarter due to delays in product development and the overall sluggishness of the retail market for CD-ROMs."

Management of the Company, however, is optimistic about the Company's prospects. The Company has recently secured a new source of financing, has several new products expected to be released this fall, and is expanding its strategy to take advantage of the Internet.

Mr. Shiller commented further, "I think this is the right time to being in a new CEO who can take the Company to a new growth phase."

Having closed on $1.8 million in new financing during the month of July (see THYNX(Trademark) ANNOUNCES FINANCING AGREEMENT WITH INVESTOR GROUP, August 1,
1996), the new CEO will be charged with building Thynx(Trademark) product offerings through internal and external growth. Thynx(Trademark) expects to aggressively pursue both product acquisitions and licensing agreements for exciting new products which fit the education/library, consumer and business formats in which the Company has widely acknowledged expertise.

At its July 25, 1996 meeting, the Board of Directors created a new directorship and Bryan Finkel was elected to fill the newly created position on the Board of Directors.

Founded in 1988, as Bureau of Electronic Publishing, Thynx(Trademark) is a leading developer and publisher of popular educational software titles that emphasize rich content and interactive learning. Thynx(Trademark) has won over 25 awards for excellence for titles such as Multimedia World History, Everything Weather by the Weather Channel, Monarch Notes, and Great Literature Plus, with four titles that have achieved over $1 million in sales. The Thynx(Trademark) development team has also developed the ThynxWriter(Trademark), a proprietary study guide which enables students to create well-organized term papers. Thynx(Trademark) recently established Amacom New Media, a new company co-funded by Thynx(Trademark) and the American Management Association, which will launch three business-related CD-ROM titles in early 1997. Thynx(Trademark) has entered into cross-merchandising and promotional activities with Apple Computer, American Express, The World Almanac, Day Runner, and Random House Value Publishing among others.